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EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

EDISON BROTHERS STORES, INC. AND SUBSIDIARIES

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                                         13 Weeks Ended    13 Weeks Ended
                                              May 4,          April 29,
                                               1996              1995
                                        (In thousands, except per share data)

Loss from continuing operations             $(17,674)         $(6,388)
Preferred stock dividends                                          (1)
Net Loss applicable to common stock         $(17,674)         $(6,389)


SIMPLE AND PRIMARY
  Weighted average shares outstanding         22,135           22,028
  Net effect of dilutive stock options-
     based on the treasury method
      TOTAL                                   22,135           22,028

Per common share amounts: Simple
  Net Loss applicable to common stock       $  ( .80)         $  ( .29)

Per common share amounts: Primary
  Net Loss applicable to common stock       $  ( .80)         $  ( .29)

FULLY DILUTED
  Weighted average shares outstanding         22,135            22,028
  Net effect of dilutive stock options-
    based on the treasury method                                     4
      TOTAL                                   22,135            22,032

Per common share amounts: Fully diluted
Net Loss applicable to common stock         $  ( .80)          $  ( .29)


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